Exhibit 21.1

Subsidiaries of China Ventures Inc.

CEN China Education Network Ltd.

China Education International Inc.

CEN China Education Overseas Corporation

CEN Smart Networks Ltd.

Today’s Teachers Technology & Culture Ltd.

Northern Education Books Ltd.